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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Techlabs, Inc.
                                 --------------
                                   of Issuer)

                          Common Stock, $.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   87833L 10 3
                                 --------------
                                 (CUSIP Number)
                               Mrs. Jayme Dorrough
                             Yucatan Holding Company
                              3003 Keller Bend Road
                           Knoxville, Tennessee 37922
                                  865-693-1552
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 10, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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CUSIP NO. 87833L 10 3            SCHEDULE 13D    PAGE  2       OF     6   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          YUCATAN HOLDING COMPANY
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          62-1100103
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          FLORIDA
          ----------------------------------------------------------------------

               (7)  SOLE VOTING POWER         750,000 shares of common stock and
  NUMBER OF                                   4,500,000 shares of Class A
   SHARES                                     Special Preferred Stock
 BENEFICIALLY  -----------------------------------------------------------------
  OWNED BY     (8)  SHARED VOTING POWER       0
    EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH   (9)  SOLE DISPOSITIVE POWER    750,000 shares of common stock and
                                              4,500,000 shares of Class A
                                              Special Preferred Stock
               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER  0

               -----------------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          750,000 shares of common stock and 4,500,000 shares of Class A Special Preferred Stock
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 9.6% of the common stock and 50% of the Class A
          Special Preferred Stock
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


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CUSIP #87833L 10 3
                                   ATTACHMENT

ITEM 1. SECURITY AND ISSUER

         This report relates to the Common Stock, $.001 par value, and Class A Special Preferred Stock, $.001 par value, of Techlabs, Inc. (the "Company") whose principal office is located at 2400 West Cypress Creek Road, Suite 100, Fort Lauderdale, Florida 33309.

ITEM 2. IDENTITY AND BACKGROUND

(a)      Name:
         Yucatan Holding Company

(b)      State of Organization:
         Florida

(c)      Principal Business:
         Corporate holding company

(d)      Address of Principal Business:
         3003 Keller Bend Road
         Knoxville, Tennessee 37922

(e)      Address of Principal Business:
         3003 Keller Bend Road
         Knoxville, Tennessee 37922

(f) Yucatan Holding Company, during the last five years, has not been convicted in a criminal proceeding.

(g) Yucatan Holding Company, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         Pursuant to General Instruction C, the Identity and Background of each executive officer and director of the Reporting Person, Yucatan Holding Company, is hereafter given in this Item 2:



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CUSIP #87833L 10 3

(a)      Name:
         Jayme Dorrough

(b)      Business Address:
         3003 Keller Bend Road
         Knoxville, Tennessee 37922

(c)      Occupation:
         President and sole director of Yucatan Holding Company
         Yucatan Holding Company
         3003 Keller Bend Road
         Knoxville, Tennessee 37922

(d) Mrs. Dorrough, during the last five years, has not been convicted in a criminal proceeding.

(e) Mrs. Dorrough, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)      Citizenship:
         United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Working capital of Yucatan Holding Company in the aggregate principal amount of $5,250. The shares of the Company's securities were purchased by Yucatan Holding Company from the Company in a private transaction.

ITEM 4. PURPOSE OF THE TRANSACTION

         The aforementioned securities were acquired for investment purposes only.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Yucatan Holding Company would be deemed to be the beneficial owner of 750,000 shares of common stock and 4,500,000 shares of Class A Special Preferred Stock of the Company.




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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

         Mrs. Jayme Dorrough, Yucatan Holding Company's sole officer, director and shareholder, was elected to the Company's board of directors on November 13, 2000.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 17, 2000                    Yucatan Holding Company



                                           By: /s/ Jayme Dorrough
                                               ---------------------------------
                                                   Jayme Dorrough





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